Exhibit 99.1

Company announcement

TORM plc to announce second quarter and first half 2022 results

TORM plc (“TORM”) (ticker: TRMD A on Nasdaq in Copenhagen and TRMD on Nasdaq in New York) will release its financial results for the second quarter and first half of 2022 on Thursday, 18 August 2022.
TORM’s results will be presented on a live webcast via TORM’s website at 09:00 am Eastern Time / 03:00 pm Central European Time. Participants should register approximately ten minutes prior to the event.
There will be a simultaneous conference call. For participation in the call, please dial +45 3271 4988 (or +1 (760) 294 1674 for US connections) at least ten minutes prior to the start to ensure connection. The operator will guide you to the conference room.
The presentation can be downloaded from www.torm.com/investors thirty minutes prior to the event.
A webcast replay of the conference call will be available on TORM’s website until 18 August 2023.
Contact
Andreas Abildgaard-Hein, IR
tel.: +45 3917 9339
About TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.

TORM PLC | BIRCHIN COURT, 20 BIRCHIN LANE LONDON, EC3V 9DU, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO.24 11 AUGUST 2022	PAGE 1 / 1